THE TARGET PORTFOLIO TRUST
Prudential Core Bond Fund

AMENDMENT TO MANAGEMENT AGREEMENT

Amendment to Management Agreement made this 1st day of October, 2015, between The Target Portfolio Trust (the Trust), on behalf of its series, Prudential Core Bond Fund (formerly, Target Intermediate-Term Bond Portfolio), and Prudential Investments LLC (the Manager).

WHEREAS the Trust and the Manager have mutually agreed to revise Paragraph 8 of the Management Agreement, in order to reduce the management fee rate pursuant to which the Trust compensates the Manager for the services provided by the Manager to the Fund under the Management Agreement;

NOW THEREFORE, the parties mutually agree as follows:

1.  The management fee rate schedule appearing in Paragraph 8 is hereby revised by deleted the existing management fee rate applicable to the Fund, and inserting the following new management fee rate schedule for the Fund:

0.350% on average daily net assets up to and including $10 billion.
0.340% on average daily net assets exceeding $10 billion.

2.  The Management Agreement is unchanged in all other respects.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

THE TARGET PORTFOLIO TRUST

By: /s/ Scott E. Benjamin
       Scott E. Benjamin, Vice President

PRUDENTIAL INVESTMENTS LLC

By: /s/ Stuart S. Parker
      Stuart S. Parker, President